February 6, 2006
By Edgar and Facsimile to (202) 772 9208
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
100 F Street, N.E.
Washington D.C. 20549
Attn:
Ms. Angela Connell
Re:
National Consumer Cooperative Bank
Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
File No. 002-99779
Dear Ms. Connell:
     We are submitting this as a second addendum to our letter of January 17, 2006, which was in response to your letter, dated December 19, 2005. In our letter of January 17, 2006 we requested additional time to prepare the draft disclosure for our 2005 10-K. The comment number below corresponds to the comment number in your letter of December 19, 2005. It should be noted that our registered independent public accounting firm has not completed their audit of our financial statements, and the information presented as draft in this response may be different from our final 10-K filing.
Consolidated Financial Statements
Note 16 – Long Term Debt, page 51
2.	Please revise future filings to provide the following disclosures as required by paragraph 22 of Rule 5-02 of Regulation S-X for each type of obligation:
•	the general character of each type of debt including the rate of interest;
•	the date of maturity, or, if maturing serially, a brief indication of the serial maturities;
•	if the payment of principal or interest is contingent, an appropriate indication of such contingency;
•	a brief indication of priority; and
•	if convertible, the basis.
          Response: Please find below the current draft of the relevant section of NCB’s 2005 10-K filing. As noted above, this letter includes only a draft of the disclosure in an effort to inform the staff of the type of disclosure planned in response to the staff’s comments. The disclosure and the numbers in this draft are subject to change.

LONG-TERM DEBT
          Long-term debt consists of the following (dollars in thousands):

	December 31,
	2005	2004
Prudential Long-Term Private Placements
6.99% fixed rate debt due December 2006	$55,000	$55,000
5.60% fixed rate debt due December 2010	50,000	—
7.68% fixed rate debt due December 2005	—	30,000

Total Prudential Long-Term Private Placements	105,000	85,000

Long-Term Private Placement Notes
5.52% fixed rate debt due January 2009	50,000	50,000

Total Long-Term Private Placement Notes	50,000	50,000

Medium Term Notes
6.96% fixed rate debt due May 2006	5,000	5,000
3 month LIBOR plus 155 bps floating rate debt due June 2006	20,000	20,000
5.67% fixed rate debt due May 2013, first callable May 2006	15,000	15,000

Total Medium Term Notes	40,000	40,000

SFAS No. 133 valuation	(1,471)	898
Debt issuance costs	(488)	(683)

Total Debt	$193,041	$175,215

          As of December 31, 2004, none of the debt has priority over the other, none of the debt is convertible and there are no contingencies on the payments of principal and interest.
          NCB entered into Master Shelf agreements with The Prudential Insurance Company of America in 1999 and 2001, which allowed NCB to issue private placement senior note debt. NCB issued long-term, fixed rate debt on this facility in 1999, 2001, and 2005. $30.0 million was issued in 1999 and matured in December 2005. An additional $55.0 million was issued in 2001 at a fixed rate of 6.99% and will mature in December 2006. Most recently, NCB issued $50.0 million in December 2005 at a fixed rate of 5.60% and this tranche will mature in December 2010. All of these notes require semi-annual payments of interest only.
          NCB entered into an agreement in January 2003 to issue $50.0 million in private placement note debt. The debt was issued at a fixed rate of 5.52% and matures in January 2009. All of these notes require semi-annual payments of interest only.
          NCB has a shelf agreement in which it can issue Medium Term Notes through various agents. These notes can be issued with either a fixed or floating rate with any maturity within the shelf agreement. NCB issued $5.0 million of these notes through Wachovia Securities, Inc. in May 2001. These notes have a fixed rate of 6.96% and mature in May 2006. In June 2001 NCB issued $20.0 million in floating rate notes through Wachovia Securities, Inc. and Morgan Stanley & Co., Inc. that mature in June 2006. This debt is based on the 3-month LIBOR rate and the rate resets every 3-months. The rate at December 31, 2005 was 6.04%. Finally, in May 2003 NCB issued $15.0 million of fixed rate notes through Wachovia Securities, Inc. The rate is 5.67% and these notes include a call provision in May 2006 and ultimately mature in May 2013. The $5.0 million and $15.0 million fixed rate notes require semi-annual payments of interest only and the $20.0 million floating rate note requires quarterly payments of interest only.
          At December 31, 2005 NCB had entered into a series of interest rate swap agreements, which have a combined notional amount of $100.0 million. The effect of the agreements is to convert $100.0 million of the long-term debt from a weighted average fixed rate of 6.15% to a floating rate based on the three-month

LIBOR rate plus a spread, which repriced throughout the year. At December 31, 2005 the weighted average three-month LIBOR on the swaps was 4.39% with an effective weighted average spread of 1.49%.

2005
(Dollars in thousands)

	Maturity
Notional Amount	Date	Libor Index

$55,000	2006	Three month
25,000	2009	Three month
20,000	2010	Three month

$100,000

     At December 31, 2004, NCB had entered into a series of interest rate swap agreements, which have a combined notional amount of $80.0 million. The effect of the agreements is to convert $80.0 million of the long-term debt from a weighted average fixed rate of 6.28% to a floating rate based on the three-month LIBOR rate plus a spread, which repriced throughout the year. At December 31, 2004, the weighted average three-month LIBOR on the swaps was 2.34% with an effective weighted average spread of 1.66%.

2004
(Dollars in thousands)

	Maturity
Notional Amount	Date	Libor Index

$55,000	2006	Three month
25,000	2009	Three month

$80,000

Note 27 – Loan Sales and Securitizations, page 66
5.	Please revise future filings to provide the disclosures required by paragraph 17(e)-(g) of SFAS 140 with respect to your securitization activities and servicing assets. Specifically disclose the methods and assumptions used to measure the fair values of servicing assets and other retained interests, including quantitative information about discount rates expected prepayments and anticipated credit losses.
          Response: NCB is still continuing to gather and assimilate the required information, particularly from our external valuation partners, necessary to provide a draft of our amended disclosure with respect to our securitization activities and servicing assets. We will provide the draft to the Commission when it is completed.
                    Please contact me at (202) 336-7661 if you wish to discuss any of our responses.
                    Very Truly Yours,
                    /s/ Richard L. Reed
                    Richard L. Reed
                    Chief Financial Officer
                    National Consumer Cooperative Bank